UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 22, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release announcing that it had entered into a Share Exchange Agreement, dated as of September 23, 2026 (the “Share Exchange Agreement”), with its majority-owned subsidiary, Quality Industrial Corp. (“QIND”), and that QIND, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”) and the shareholders of 49% of the outstanding shares of Al Shola Gas (the “ASG Shareholders”) had concurrently entered into an Agreement and Amendment No. 2 to the Share Purchase Agreement, dated as of September 23, 2026, which restructures QIND’s remaining purchase price obligations in respect of its 51% ownership interest in Al Shola Gas. The Share Exchange Agreement was previously described in, and filed as Exhibit 10.1 to, the Company’s Report on Form 6-K furnished on September 25, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements include, but are not limited to, statements regarding: the anticipated issuance of Class A ordinary shares of the Company with a nominal value of $0.0035 each (the “Class A Ordinary Shares”) to the ASG Shareholders and of QIND common stock to the Company, and the timing of the closing of the share exchange; the satisfaction of the closing conditions under the Share Exchange Agreement; the expected reduction of QIND’s remaining purchase price obligations; the payment of the remaining purchase price on or before December 31, 2027 and any alternative payment of cash or other securities required if the share exchange does not close by December 31, 2026 (the “Alternative Payment”); the anticipated quarterly dividend distributions by Al Shola Gas; QIND’s facilitation of the purchase of an additional liquefied petroleum gas (“LPG”) bobtail vehicle by Al Shola Gas; the anticipated filing and effectiveness of a resale registration statement; and the expected benefits of the transactions to the Company and QIND, including the alignment of the ASG Shareholders with the Company’s long-term performance, the flow of cash generated by Al Shola Gas through the Company and the strengthening of the strategic and financial foundation of the Company’s business.

These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the risk that the closing conditions under the Share Exchange Agreement, including approval by The Nasdaq Stock Market LLC (“Nasdaq”) of an initial listing application (which the Company is not required to submit unless it determines that it will meet the applicable Nasdaq listing requirements) and any approvals required under the Irish Takeover Panel Act 1997, Takeover Rules, are not satisfied in a timely manner or at all; the risk that QIND is unable to issue the required number of shares of its common stock at closing; the material uncertainty regarding the Company’s ability to continue as a going concern, including the Company’s dependence on external financing; QIND’s matured and unpaid convertible notes and the risk of failing to meet payment obligations under the Share Purchase Agreement, dated as of March 27, 2024, relating to Al Shola Gas, as amended, including the Alternative Payment if the closing under the Share Exchange Agreement does not close by December 31, 2026; the risk that Al Shola Gas does not generate profits sufficient to support dividend distributions, or that its Board of Directors determines not to make such distributions; the risk that Al Shola Gas does not complete the purchase of an additional LPG bobtail vehicle; the risk that the resale registration statement is not filed or declared effective within the required timeframes; the effect of the issuance of the Class A Ordinary Shares on the Company’s existing shareholders and share price; geopolitical instability or armed conflict in the Middle East, including disruptions to shipping through the Strait of Hormuz and the departure of customers from the region, that could disrupt Al Shola Gas’s operations, sales volumes, supply chain and costs in the United Arab Emirates; fluctuations in LPG and other energy commodity prices; foreign currency fluctuations; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, in Amendment No. 1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on October 6, 2026, and in the Company’s other filings with the SEC.

Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press release dated October 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 22, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer